UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Partners Fund Small-Cap Fund International Fund September 30, 2011 Longleaf Partners Funds Quarterly Report

Contents Letter to Shareholders 1 Longleaf Partners Fund (Partners Fund) Management Discussion 6 Performance History 8 Portfolio Summary 9 Portfolio of Investments 10 Longleaf Partners Small Cap Fund (Small-Cap Fund) Management Discussion 14 Performance History 16 Portfolio Summary 17 Portfolio of Investment.s 18 Longleaf Partners International Fund (International Fund) Manage.mentDi.sc.uss.i.on 2.1 P.er.f.ormanceHi.s.t.ory 24 Port.f.ol.i.oSummar.y 25 Portfolio of Investment s26 F.und Information 31 Service Directory 33

Longleaf Partners Funds ▪ 1

Letter To Our Shareholders

All three Longleaf Funds succumbed to the same macro pressures that caused every industry group and the stock market in every country in the Dow Jones Global Index to fall in the third quarter. Each Fund's double-digit decline took year-to-date performance into negative territory. Sentiment is as fearful and irrational as we have experienced. Not surprisingly, your partners at Southeastern are finding the most compelling opportunities we have seen since early 2009.

Cumulative Returns Through September 30, 2011

	Since Inception[1]	20 Year	Ten Year	Five Year	One Year	YTD	3Q
Partners Fund (4/8/87 Inception)	**987.9%**	**585.9%**	**50.5%**	**(15.6)%**	**(2.8)%**	**(12.1)%**	**(20.2)%**
S&P 500 Index	577.8	336.3	32.0	(5.8)	1.1	(8.7)	(13.9)
Small-Cap Fund (2/21/89 Inception)	**740.8**	**696.4**	**124.5**	**7.4**	**5.0**	**(6.7)**	**(18.0)**
Russell 2000 Index	470.3	370.1	81.2	(5.0)	(3.5)	(17.0)	(21.9)
International Fund (10/26/98 Inception)	**150.9**	**na**	**37.6**	**(16.7)**	**(14.9)**	**(20.7)**	**(23.6)**
EAFE Index	42.8	na	63.3	(16.1)	(9.4)	(15.0)	(19.0)
Inflation + 10%	**[2]**	**963.6**	**223.1**	**78.3**	**13.9**	**na**	**na**

(1) During the inception year, the S&P 500 and the EAFE Index were available only at month-end; therefore the S&P 500 value at 3/31/87 and the EAFE value at 10/31/98 were used to calculate performance since inception.

(2) Inflation + 10% since inception for the Partners, Small-Cap and International Funds was 1862.5%, 1437.5% and 365.1%, respectively.

Average Annual Returns Through September 30, 2011

	Since Inception	20 Year	Ten Year	Five Year	One Year
Partners Fund (4/8/87 Inception)	**10.2%**	**10.1%**	**4.2%**	**(3.3)%**	**(2.8)%**
S&P 500 Index	8.1	7.6	2.8	(1.2)	1.1
Small-Cap Fund (2/21/89 Inception)	**9.9**	**10.9**	**8.4**	**1.4**	**5.0**
Russell 2000 Index	8.0	8.1	6.1	(1.0)	(3.5)
International Fund (10/26/98 Inception)	**7.4**	**na**	**3.2**	**(3.6)**	**(14.9)**
EAFE Index	2.8	na	5.0	(3.5)	(9.4)

See pages 8, 16, and 24 for additional performance information.

“I think the future of equities will be roughly the same as their past; in particular, common-stock purchases will prove satisfactory when made at appropriate price levels. It may be objected that it is far too cursory and superficial a conclusion; that it fails to take into account the new factors and problems that have entered the economic picture in recent years — especially those of the movement towards less consumption and zero growth. Perhaps I should add to my list the widespread public mistrust of Wall Street as a whole, engendered by its well-nigh scandalous behavior during recent years in the areas of ethics, financial practices of all sorts, and plain business sense.” — Excerpt from June 1974 speech by Benjamin Graham, printed in Financial Analyst Journal, September/October 1974 The opportunities created in the equity market disarray of the early 1970’s cited above precipitated the 1975 founding of Southeastern Asset Management. Similarly, uncertainty relating to various global economic conditions has created numerous opportunities for today’s long-term investor. We have endured material stock price declines in the last few months as macro fear around well-known issues of European sovereign debt, U.S. deficit reduction, and Chinese inflation control rendered company fundamentals temporarily irrelevant. As evidence of how little the market discriminated among businesses, stock price correlations in both the U.S. and Europe surpassed the level experienced in 2008 after Lehman’s collapse. The closer correlation moves to 100%, the less differentiation there is in how individual stocks trade. Correlation in September reached 85% for the FTSE 100, and the S&P 500 hit 90% compared to its historic average of 30%. In other previous periods of high correlations, including 1982, 1990, and 2008, Southeastern suffered short-term underperformance. The third quarter of 2011 was no different. Out of favor companies became more disdained, and any perceived challenges became magnified in people’s minds. Similar to past periods, the companies that most negatively impacted results were economically sensitive businesses and/or those with some financial leverage. Following these periods, Southeastern has posted outperformance when company fundamentals return to the spotlight and correlations fall back to normal levels. Severely discounted prices tend to snap back like a tightly compressed spring. If we know this common refrain, why not alter our investment strategy to avoid the types of companies that suffer when pessimism and correlations rise? Warren Buffett commented on this idea in his July 1966 Partnership Letter. “I am not in the business of predicting general stock market or business fluctuations. If you think I can do this, or think it is essential to an investment program, you should not be in the partnership We don’t buy and sell stocks based upon what other people think the stock market is going to do, (I never have an opinion) but rather, upon what we think the company is going to do. The course of the stock market will determine, to a great degree, when we will be right, but the accuracy of our analysis of the company will largely determine whether we will be right Who would think of buying or selling a private business because of someone’s guess on the stock market?” We are incapable of knowing what stocks will do in the short run. To make investments based on correlation changes would require two correct calls — when to sell and when to reinvest. Being accurate in either prediction is a low probability, but when the two probabilities are multiplied, the chance of success is remote. Patience and discipline historically have rewarded our partners who believed in intrinsic value-based investing and who maintained ownership through full market or correlation cycles. Price declines are painful, but do not equate to capital losses if investors stay long-term and business values rem ain intact. Our most important task is to ensure that whatever is causing stocks to decline will not permanently impair the businesses we own. We have assessed what is causing individual security price weakness, what might alleviate this pressure, and where we could be vulnerable to appraisal risk for each portfolio company. A number of our stocks have been under pressure because of the macro unknowns related to economic growth over the next few years and to government actions addressing debt and growth. Across all portfolios, 2 m Quarterly Report 3Q 2011 Macro fear around well-known issues of European sovereign debt, U.S. deficit reduction, and Chinese inflation control rendered company fundamentals temporarily irrelevant.

Letter To Our Shareholders those securities hardest hit have included cement and aggregates companies such as Cemex, economic bellwether businesses such as FedEx (transportation), Accor (lodging), and Lamar (billboard advertising), emerging market energy firm HRT, and companies with a combination of operating and financial leverage like Level(3). The market’s misunderstanding of our businesses also has weighed on certain companies such as Ferrovial (not a Spanish construction business), Philips (not a consumer electronics company), and Dell (not a hardware company). In spite of global economic uncertainties, the prospects for our companies to grow units and pricing over the next 5+ years are solid. The competitive strength of our holdings combined with rational pricing within many of their industries will provide some protection in a downturn. Weak U.S. and European economies will have less impact than is apparent because at a number of our businesses, emerging markets have become an increasingly meaningful part of value either directly or indirectly. Although U.S. housing starts may not rise to meet new household formations for a couple of years, political leaders both within and outside of the U.S. must address infrastructure needs sooner to maintain their elected positions. The few companies whose stocks have been penalized because of some financial leverage have no major maturities for over two years and have extremely valuable, severable assets worth more than debt requirements. Those asset values have been affirmed by recent comparable sales at or above our appraisal metrics. To the extent we have had concern about a company’s intrinsic value or its growth, we have sold shares to buy a similar or more attractive P/V with higher quality and predictability. Much of the fear in the market is a residual of the fresh scars from 2008 causing a “flee first and ask questions later” reaction. Slowing economies and western government debt are real issues, but do not inherently translate into the corporate value deterioration that many businesses experienced in 2008. Then, the burst of the U.S. housing and credit bubbles catapulted much of the world into a deep recession and created a liquidity panic. Most investors did not anticipate an economic interruption, and few had any idea how far it would permeate. The primary challenge today is neither a liquidity shortage nor corporate or consumer excess but government policy related to sovereign debt and emerging market inflation. These same issues have weighed on stocks over the last year, are well known, and seem more than incorporated into our securities’ prices. As a further contrast, in 2008 businesses were structured for peak operating levels. Companies were geared to expand and meet consumer demand fostered by cheap and abundant debt. When credit was withdrawn, the consumption decline was immediate and widespread. Today, companies have significantly less exposure. Although the global recession officially ended two years ago, slow recovery and caution have tempered businesses’ expansion plans for growth, as unemployment numbers indicate. Cost structures are already sized to recession levels; inventories are lean; balance sheets are strong with almost all of them de-risked; and industry-leading companies have become more dominant over the last few years. A number of our businesses have not rebounded. Property/casualty insurance underwriters such as Travelers, NKSJ, CNA, and Fairfax, reinsurers including Everest Re, and brokers, Aon and Willis, have had minimal pricing gains, and the industry’s overcapitalization still weighs on insurance rates. Additionally, bonds, a meaningful component of these companies’ investment portfolios, are producing minimal yield given current interest rates. Low interest rates also have kept BNY Mellon’s earnings depressed. Cement and aggregates companies such as Cemex, Lafarge, Texas Industries, Vulcan, and Martin Marietta have seen no U ..S. or European recovery. U.S. natural gas prices around $4/mcf have kept Chesapeake’s revenues at recessionary levels. While these companies have tremendous operating profit upside when economic growth improves, our appraisals do not assume a normal GDP bounce will help in the next few years. Adapting to a possible 2012 recession would be like stepping off of a curb rather than falling from a skyscraper for these businesses and their values, unlike 2008. While the market is ignoring positive fundamentals, many of our investees are using the Longleaf Partners Funds m 3 negative sentiment to meaningfully grow value through share repurchases. When stocks completely decoupled from corporate values in late 2008-early 2009, we called on our CEO partners to repurchase as many shares as possible. A few responded, but most were too fearful of how bad the economic damage might become to aggressively use any cash cushion. Today, most of our corporate partners see minimal growth but believe that their strong business prospects over the intermediate term make repurchasing today’s discounted shares the optimal capital allocation choice. Our portfolio companies collectively are shrinking shares at an average 4% annualized rate, with CEOs at DIRECTV, Travelers, Philips, FICO, and Wendy’s repurchasing at a rate in the teens. Warren Buffett has initiated Berkshire Hathaway’s first buyback. Not only have strengthened balance sheets and strong cash flow given companies the arsenal to steal shares, beneficial capital allocation work over the last two years has put our partners in a much improved position. Companies such as Chesapeake, Ferrovial, Vodafone, and ACS have sold assets at attractive prices; Cemex, Liberty Interactive, Level(3), and Dine Equity have decreased and/or termed out their debt opportunistically; a few holdings such as DIRECTV and Disney have issued cheap corporate long-term debt to buy much higher returning shares. Over time, economic fears and downturns inevitably will occur. The most successful investors view these periodic events as opportunities. Southeastern’s 36 year experience indicates that the best assurance for both protecting capital from permanent losses and compounding at above average rates is to: • Have a long-term investment horizon for buying and holding through economic cycles, • Use conservative assumptions in our appraisal models, • Own high quality, competitively entrenched businesses that can go on offense in challenging times, • Partner with management teams who can operate successfully through business cycles and who will always work to prudently maximize value per share, and • Pay a substantial discount to a conservative appraisal to provide protection against the impact of unpredictable events. As the largest owners of the Longleaf Partners Funds, we have used the recent price downdraft to add to our stakes. Not coincidentally, never in our history have our investees repurchased this much stock as a percentage of their equity capitalizations. Broadly speaking, the return on corporate ownership vis-à-vis the return on lending seldom has been so compelling. With the S&P 500’s growing, after-tax free cash flow yield around 10% and the pre-tax, fixed 10-year Treasury at 1.8%, shareholders receive over five times the return of bondholders, before adjusting for taxes or future growth. More specific to the collection of businesses we own, we have both little uncertainty about how they will fare over the next five years and the rare opportunity to purchase them at half or less of appraised value. We encourage our partners to join us in adding capital at this opportune time. Sincerely, O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc. G. Staley Cates, CFA President & CIO Southeastern Asset Management, Inc. November 7, 2011 4 m Quarterly Report 3Q 2011 Letter To Our Shareholders We have both little uncertainty about how [our businesses] will fare over the next five years and the rare opportunity to purchase them at half or less of appraised value.

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6 • Quarterly Report 3Q 2011
Partners Fund

Partners Fund Management Discussion

Longleaf Partners Fund declined 20.2% in the third quarter, taking the year-to-date return to a disappointing (12.1)%. The S&P 500 also fell in the quarter, losing 13.9%. The Index's performance in 2011 is (8.7)%. Although the last three months hurt both absolute and relative returns, the Fund has meaningfully outperformed the benchmark for holding periods of 10 years and longer.

Cumulative Returns at September 30, 2011

	Inception	20 Year	Ten Year	One Year	YTD
Partners Fund	**987.9%**	**585.9%**	**50.5%**	**(2.8)%**	**(12.1)%**
S&P 500 Index	577.8	336.3	32.0	1.1	(8.7)
Inflation + 10%	1862.5	963.6	223.1	13.9	na

See page 8 for additional performance information.

Only one name, Abbott, added positively to the quarter's return as we added to our position at the stock's lowest levels, and price subsequently rebounded a bit. Macro fears dominated sentiment, particularly in August and September with a cut in the U.S. debt rating and additional attention on the debt issues faced by western European countries. Within the portfolio, the pessimism most dramatically affected Cemex, which fell 63% over the three months for a total decline of 69% this year. Cemex, the global cement producer, faces three primary challenges — the inability of the U.S. government to pass a long-term transportation bill covering much-needed infrastructure improvements, low housing starts in the U.S. and other developed markets, and debt-related covenants and maturities in the next three years. The first two challenges will delay cash flows but will not impair either the long-term asset values of the U.S. cement facilities and aggregates that Cemex owns or the intrinsic worth of its non-U.S. markets which represent the majority of the company's value. The company's assets also support its debt and remain desirable to others even in this industry depression. Management faced much more severe challenges in 2008, yet the stock has fallen to lower levels. As owner-operators management did an excellent job reducing and restructuring debt while looking out for shareholders' interests. Management is equally focused on protecting intrinsic value while managing the business and capital structure in this depressed environment.

Other names that contributed to the Fund's poor performance in the quarter and have declined year-to-date are Philips and FedEx. Philips took impairment charges due to lowering growth assumptions and raising discount rates on two acquisitions made under the previous CEO. Additionally, the company reduced growth targets for the lighting business because of higher raw material costs and lower construction expectations. The company's medical business posted higher revenue than expected, and the personal care and health segment of the consumer business grew at double-digit rates. We applaud management's decision to accelerate the repurchase of €2 billion in stock, a move that will add meaningfully to the value per share given the stock's current discount to intrinsic worth. FedEx also announced a share repurchase as its price declined. Operating income in the express business was lower than expected because weak consumer demand for electronics reduced Asian high tech shipments. The company's ground business delivered strong results and accounts for the majority of our appraisal because of FedEx's incredibly strong competitive position.

Bank of New York Mellon (BK) has also been among the largest detractors from the year's performance, declining 38% year-to-date. The company has generated good top line results and

Partners Fund is reducing its expense structure. The stock is suffering under questions that emerged in the second quarter around standing instruction trading for foreign exchange settlement. Several public plans filed lawsuits related to FX trading in the quarter. This business comprises only 2.5% of BK’s total revenues, and our appraisal incorporates reduced profitability from this area. In the third quarter CEO Bob Kelly was replaced by Gerald Hassell, a respected long-time employee who already was running the company’s businesses other than asset management. Hassell is committed to maintaining BK’s strategy. The biggest challenges BK faces are continued low interest rates and capital market headwinds, but while the company waits for an improvement, management is using excess capital to repurchase depressed shares. Although Level(3) and Dell hurt the Fund’s third quarter results (down 39% and 15% respectively), both have contributed positively to this year’s return. Level(3), which is up 52% year-to-date, has recently completed its acquisition of Global Crossing. The combined telecommunications fiber company will have lower operating and debt costs as well as larger revenue opportunities. The recent 39% stock decline did not reflect any change to the company’s prospects or the underlying value of its fiber assets. In fact, results released in the quarter included record gross and operating cash flow margins, helping the value of the company grow. Dell also enhanced its position in the quarter in spite of the stock’s movement. For the sixth consecutive quarter the company reported higher margins and earnings, reflecting the successful migration of the business from notebook and desktop computers to enterprise solutions. Dell trimmed top line guidance but outperformed earnings expectations because the company is focusing on its more profitable enterprise business. The company has used the stock’s weakness as an opportunity to repurchase extremely discounted shares, and the uncertainty around the direction of rival HP has enhanced Dell’s appeal to customers. The volatility in the quarter gave us the chance to add to a number of holdings, especially in August and September. We swapped our position in Campbell Soup for a more attractive opportunity to own InterContinental Hotels (IHG) for a second time. Campbell’s great brands sold below our appraisal, but the ongoing challenges in the soup business coupled with a management change led us to believe that the qualitative characteristics at IHG were far more compelling, especially given the discounted price. The stock traded near full value at the outset of the year when the market believed occupancy and RevPar (revenue per available room) would continue to grow at both InterContinental, Holiday Inn Express, and Holiday Inn hotels. When sentiment turned in August, the company was priced as if RevPar would be negative, even though it is still growing at 6% per year and is likely to be positive in 2012. The Crowne Plaza backlog in China is increasing that brand’s already broad reach in an important growing market. Management has successfully rebranded Holiday Inn and is working on a similar effort for Crowne Plaza in the U.S. The Partners Fund sells in the low-50%s P/V range — a compelling level relative to Southeastern’s historic average in the high-60%s. The strength of our underlying businesses makes the current P/V even more attractive since value growth this year has averaged 10% across the portfolio. Management teams are showing their confidence in their businesses and a commitment to value growth by spending cash on aggressive buybacks. Across the portfolio CEOs are shrinking shares at an average annualized rate of 6%. Our businesses are competitively dominant, and anemic economic growth can provide the opportunity for them to become more so at the expense of weaker players. We encourage our partners to add to their positions in the Partners Fund given the qualitative strength of our holdings and management teams and the substantial discount to appraised value. Longleaf Partners Funds m 7 The strength of our underlying businesses makes the current P/V even more attractive since value growth this year has averaged 10% across the portfolio.

8 • Quarterly Report 3Q 2011 Partners Fund

Performance History

Comparison of Change in Value of $10,000 Investment Since Inception April 8, 1987


$210,000
180,000
150,000
120,000
90,000
60,000
30,000
0
Partners Fund
S&P 500 Index
Inflation + 10%
$196,247
$108,794
$67,775
$10,000 investe
Inception
Dec 88
Dec 91
Dec 94
Dec 97
Dec 00
Dec 03
Dec 06
Dec 09
Sept 11

Average Annual Returns for the Periods Ended September 30, 2011

	Since Inception 4/8/87	20 Year	Ten Year	Five Year	One Year	YTD
Partners Fund	10.24%	10.11%	4.17%	(3.34)%	(2.83)%	(12.10)%
S&P 500 Index	8.12	7.64	2.82	(1.18)	1.14	(8.68)
Inflation + 10%	12.93	12.55	12.44	12.26	13.92	na

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund's performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. Because the S&P 500 Index was available only at month-end in 1987, we used the 3/31/87 value for performance since inception. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit southeasternasset.com for more current performance information.

Partners Fund
Longleaf Partners Funds ▪ 9

Portfolio Summary

Portfolio Holdings at September 30, 2011

		Net Assets
Common Stock, Options & Swap		96.9%
Chesapeake Energy Corporation	9.5	
Dell Inc. (Stock & Options)	9.3	
Loews Corporation	6.5	
DIRECTV	6.1	
Aon Corporation	5.9	
Abbott Laboratories	5.1	
The Travelers Companies, Inc.	5.0	
Koninklijke Philips Electronics N.V.	5.0	
The Walt Disney Company	4.7	
News Corporation	4.7	
The Bank of New York Mellon Corporation	4.5	
InterContinental Hotels Group PLC	4.5	
FedEx Corporation	4.3	
Yum! Brands, Inc.	4.3	
Liberty Interactive Corporation	4.3	
Vulcan Materials Company	4.0	
Level(3) Communications, Inc.	2.9	
NKSJ Holdings, Inc.	2.2	
Cemex S.A.B. de C.V. ADS (Stock & Swap)	1.8	
Willis Group Holdings Public Limited Company	1.3	
Colgate-Palmolive Company (Net Options)	0.7	
Telephone and Data Systems, Inc. – Special	0.3	
Global Crossing Limited	–	
Corporate Bonds		1.7
Level(3) Communications, Inc.	1.7	
Cash Reserves		1.8
Other Assets and Liabilities, net		(0.4)
		100.0%

Portfolio Changes January 1, 2011 Through September 30, 2011

New Holdings	Quarter
Abbott Laboratories	1Q
Colgate-Palmolive Company Options	1Q
Global Crossing Limited	2Q
InterContinental Hotels Group PLC ADR	3Q

Eliminations	
Campbell Soup Company	3Q
Lockheed Martin Corporation	3Q
Pioneer Natural Resources Company	2Q
Telephone and Data Systems, Inc.	1Q

10 • Quarterly Report 3Q 2011 Partners Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	Net Assets
Air Freight & Logistics			
FedEx Corporation	4,723,000	$ 319,652,640	4.3%
Capital Markets			
The Bank of New York Mellon Corporation	17,879,895	332,387,248	4.5
Computers & Peripherals			
Dell Inc.*[(d)]	33,804,000	478,326,600	6.5
Construction Materials			
Cemex S.A.B. de C.V. ADS* (Foreign)	51,950,307	164,162,970	2.2
Vulcan Materials Company[(b)]	10,704,110	295,005,272	4.0
		459,168,242	6.2
Diversified Telecommunication Services			
Global Crossing Limited (Foreign)*	105,300	2,517,723	—
Level(3) Communications, Inc.*[(b)]	142,006,754	211,590,063	2.9
		214,107,786	2.9
Hotels, Restaurants & Leisure			
InterContinental Hotels Group PLC (Foreign)[(b)]	19,147,000	310,482,666	4.2
InterContinental Hotels Group PLC ADR(Foreign)[(b)]	1,331,245	21,406,420	0.3
Yum! Brands, Inc.	6,411,170	316,647,686	4.3
		648,536,772	8.8
Industrial Conglomerates			
Koninklijke Philips Electronics N.V. (Foreign)	16,789,000	301,226,771	4.1
Koninklijke Philips Electronics N.V. ADR (Foreign)	3,667,831	65,800,888	0.9
		367,027,659	5.0
Insurance			
Aon Corporation[(d)]	10,442,812	438,389,248	5.9
Loews Corporation[(d)]	13,853,000	478,621,150	6.5
NKSJ Holdings, Inc. (Foreign)	7,280,650	161,625,829	2.2
The Travelers Companies, Inc.[(d)]	7,588,400	369,782,732	5.0
Willis Group Holdings Public Limited Company (Foreign)	2,800,000	96,236,000	1.3
		1,544,654,959	20.9
Internet & Catalog Retail			
Liberty Interactive Corporation — Series A* (Formerly Liberty Media Holding Corporation — Interactive Series A)	21,431,321	316,540,611	4.3
Media			
DIRECTV — Class A*	10,668,141	450,728,957	6.1
News Corporation — Class A	22,352,305	345,790,158	4.7
The Walt Disney Company[(d)]	11,563,000	348,740,080	4.7
		1,145,259,195	15.5
Oil, Gas & Consumable Fuels			
Chesapeake Energy Corporation[(d)]	27,410,576	700,340,217	9.5
Pharmaceuticals			
Abbott Laboratories	7,392,000	378,026,880	5.1

Partners Fund

Longleaf Partners Funds ▪ 11

Common Stock

	Share Quantity	Market Value	Net Assets
Wireless Telecommunication Services			
Telephone and Data Systems, Inc. — Special	1,184,171	$ 23,411,061	0.3%
Total Common Stocks (Cost $7,211,503,947)		6,927,439,870	93.8
Corporate Bonds			
	Principal Amount		
Diversified Telecommunication Services			
Level(3) Communications, Inc., 15% Convertible Senior Notes due 1/15/13 [b][c] (Cost $100,062,000)	100,062,000	128,454,593	1.7
Options Purchased[e]			
	Share Equivalents		
Computers & Peripherals			
Dell Inc. Call, 12/14/15, with Deutsche Bank, Strike Price $7	12,500,000	105,900,000	1.4
Dell Inc. Call, 12/14/15, with Morgan Stanley, Strike Price $7	12,500,000	103,375,000	1.4
		209,275,000	2.8
Household Products			
Colgate-Palmolive Company Call, 1/29/16, with J.P. Morgan, Strike Price $80	5,100,000	85,323,000	1.2
Total Options Purchased (Cost $274,350,086)		294,598,000	4.0
Short-Term Obligations			
	Principal Amount		
Repurchase Agreement with State Street Bank, 0.01% due 10/3/11, Repurchase price $136,290,114 (Collateral: $106,020,000 U.S. Treasury Bonds, 2.66% — 2.72% due 2/15/36 to 2/15/40, Value $139,016,857)	136,290,000	136,290,000	1.8
Total Investments (Cost $7,722,206,033)[a]		**7,486,782,463**	**101.3**
Other Assets and Liabilities, Net		**(95,613,190)**	**(1.3)**
Net Assets		**$7,391,169,273**	**100.0%**
Net asset value per share		**$ 24.84**	

* *Non-income producing security.*
(a) *Aggregate cost for federal income tax purposes is $7,959,345,016. Net unrealized depreciation of $(235,423,570) consists of unrealized appreciation and depreciation of $988,329,080 and $(1,223,752,650), respectively.*
(b) *Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer during the period).*
(c) *Illiquid.*
(d) *A portion designated as collateral for option and swap contracts.*
(e) *See next page for Options Written.*

Note: Companies designated as "Foreign" are headquartered outside the U.S. and represent 15% of net assets.

12 ▪ Quarterly Report 3Q 2011 Partners Fund

Options Written

	Share Equivalents	Market Value	Unrealized Gain(Loss)	Net Assets
Household Products				
Colgate-Palmolive Company Put, 1/29/16, with J.P. Morgan, Strike Price $65	(5,100,000)	$(35,037,000)[b]	$8,549,993	(0.5)%

Swap Contract

Underlying Asset	Principal Amount			
Construction Materials				
Cemex S.A.B. de C.V. ADS 3.25% Convertible Subordinated Notes due 3/15/16 (Foreign)	75,000,000	35,437,500	(18,168,648)	(0.2)
Cemex S.A.B. de C.V. ADS 3.75% Convertible Subordinated Notes due 3/15/18 (Foreign)	70,000,000	32,987,500	(16,235,825)	(0.2)
Total Swap Contract with Deutsche Bank	145,000,000	$68,425,000	$(34,404,473)[a][b]	(0.4)%

[a] *Unrealized loss is the sum of the following factors:*

	3.25% Notes	3.75% Notes	Total Swap
Unrealized depreciation on notes	$(17,308,148)	$(15,261,975)	$(32,570,123)
Purchased interest payable	(1,176,897)	(1,285,938)	(2,462,835)
Accrued interest on notes	135,417	145,833	281,250
Fixed financing fee to Deutsche Bank	(44,353)	(40,745)	(85,098)
Benefit of interest rate moves if terminated before expiration	225,333	207,000	432,333
	$(18,168,648)	$(16,235,825)	$(34,404,473)

[b] *Included in Other Assets and Liabilities, net in the Portfolio of Investments.*

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14 • Quarterly Report 3Q 2011 Small-Cap Fund

Small-Cap Fund Management Discussion

In spite of the third quarter decline, Longleaf Partners Small-Cap Fund outperformed the Russell 2000 Index in both the last three months and for the year-to-date. For the two periods, Small-Cap's returns were (18.0)% and (6.7)%, while the Index was (21.9)% and (17.0)%, respectively. More importantly, the Fund has meaningfully beaten the Index over longer time periods.

Cumulative Returns at September 30, 2011

	Inception	20 Year	Ten Year	One Year	YTD
Small-Cap Fund	**740.8%**	**696.4%**	**124.5%**	**5.0%**	**(6.7)%**
Russell 2000 Index	470.3	370.1	81.2	(3.5)	(17.0)
Inflation + 10%	1437.5	963.6	223.1	13.9	na

See page 16 for additional performance information.

Three holdings impacted performance most significantly in the quarter — Level(3), Texas Industries, and Lamar Advertising. Level(3), which is up 52% year-to-date, has recently completed its acquisition of Global Crossing. The combined telecommunications fiber company will have lower operating and debt costs as well as larger revenue opportunities. The recent 39% stock decline did not reflect any change to the company's prospects or the underlying value of its fiber assets. In fact, results released in the quarter included record gross and operating cash flow margins, helping increase the value of the company.

Third quarter returns for Texas Industries (TXI), our largest holding, and Lamar made these two stocks the biggest detractors from the Fund's year-to-date results. TXI's 24% fall over the last three months took the stock down 30% for 2011. This cement and aggregates company with assets primarily in Texas and California faces challenging demand given low visibility on a transportation bill for much-needed infrastructure improvements as well as depressed housing and non-residential construction. While shipment declines may be prolonged, pricing has begun to rise — a testament to the competitive strength of the business. The company's solid balance sheet provides the ability to wait out the low demand cycle. While replacement value is not a relevant appraisal metric in some industries, the cost to replace cement plants and aggregates is a meaningful analysis. At TXI, replacement value of its assets is over twice the current stock price.

Lamar's price weakness (down 38% in the quarter and 57% since we bought the stock in May) also relates to lower economic expectations that will present a challenge to raising billboard advertising rates in the short run. The company reported slightly weaker than expected second quarter earnings and lowered third quarter guidance. Lamar has an attractive long-term outlook given its billboard locations and local restrictions against new signage in spite of short-term factors that are hurting Lamar's locally-focused advertiser base more than that of other media companies. Over time, migrating to digital billboard technology should lower cost and lure in new advertisers that do not find traditional boards attractive. The stock trades at a single-digit multiple of free cash flow, which is much higher than reported earnings, and for less than half of our appraisal, which incorporates low growth assumptions. We were able to add to the stock during the quarter as did some of the Reilly family who controls the company.

With the Small-Cap Fund's cash balance at the outset of the quarter plus sales proceeds, we increased our stake in five holdings including TXI and Lamar, and we bought three new names. Quicksilver Resources is an oil and gas company with its two main producing assets in the Texas-based Barnett shale and Horseshoe Canyon in Canada. The stock became discounted after the company reported disappointing second quarter earnings and capital spending plans for 2011. Quicksilver’s decision to outspend its organic cash flow, which is depressed by weak natural gas prices, will enable the company to keep long-term drilling rights in valuable acreage. The market also gives the company little credit for significantly valuable, yet currently non-earning, assets such as its Horn River and Sandwash lease acreage. The Darden family has an excellent track record, and we applaud their recent decision to create an MLP for the mature Barnett assets. We also bought Scripps Networks which owns two of the stronger brands in cable television, with 100% ownership of HGTV and 69% of The Food Network. Recent ratings weakness and worries about the company’s outsize reliance on advertising versus other cable networks have given us a chance to buy. The company’s much larger free cash flow than reported earnings makes unhelpful the common valuation method of comparing P/E (price-to-earnings) ratios among industry peers, especially since most of Scripps’ peers have inferior businesses. Management and the Scripps family have track records of rewarding shareholders including stepping up stock buybacks at today’s attractive prices. The stock market decline enabled us to buy luxury retailer Saks whose high-end shoppers are sensitive to large market downswings but less exposed to the more challenging problems of high unemployment and slow economic growth faced by most consumers. The company has a unique mix of assets including the owned New York City flagship store which represents approximately 20% of sales and is a square block of premium real estate. Saks’ rapidly growing direct business has higher margins with no store overhead. The company also has 60 Off 5th outlet stores and 46 total Saks store locations where its luxury brands face little threat from new entrants without established premium reputations. We sold two companies in the quarter. Expedia, the only positive contributor, was among the strongest performers this year. The company’s strong free cash flow and bookings combined with its plan to spin out Trip Advisor helped drive the stock close to appraisal, and we sold the position. Ruddick, the owner of Harris Teeter grocery stores, approached fair value after many years of steady, excellent results. We are grateful to the management team for building value for Small- Cap Fund shareholders. One of the Fund’s top performers year-to-date, Dillard’s, pulled back in the quarter. We maintain a full position in the stock after scaling back the position earlier in the year. We wrote in last quarter’s letter about the positive outlook at Olympus with Michael Woodford as the new President and CEO. The stock rose upon his appointment. We were shocked by Woodford’s dismissal in October amid his allegations about corporate governance. We take seriously his accusations and are working diligently to get a comprehensive response from the board. While the stock price is down meaningfully, none of the allegations have yet changed the value of the underlying medical business at Olympus, but they obviously have destroyed the integrity of the entire board save Mr. Woodford. We are evaluating all options and will act accordingly depending upon the board’s response. Value growth, the move into more discounted names, and the recent price declines have combined to make the Fund’s P/V extremely attractive in the mid-50s% range. Management teams are expressing confidence in the competitive and financial strength of their companies even in a slower economy. Intrinsic worth across the portfolio has grown at an average rate of 6% through September, and we expect that to increase as companies report their financial results and share repurchase numbers. We encourage our partners to add to their stakes at this opportune time. Small-Cap Fund Longleaf Partners Funds m 15 Value growth, the move into more discounted names, and the recent price declines have combined to make the Fund’s P/V extremely attractive in the mid- 50% range.

16 ▪ Quarterly Report 3Q 2011
Small-Cap Fund

Performance History

Comparison of Change in Value of $10,000 Investment Since Inception February 21, 1989


$160,000
120,000
80,000
40,000
0
Small-Cap Fund
Russell 2000 Index
Inflation + 10%
$153,752
$84,082
$57,026
$10,000 invested on 2/21/89
Inception
Dec 90
Dec 93
Dec 96
Dec 99
Dec 02
Dec 05
Dec 08
Sept 11

Average Annual Returns for the Periods Ended September 30, 2011

	Since Inception 2/21/89	20 Year	Ten Year	Five Year	One Year	YTD
Small-Cap Fund	9.88%	10.93%	8.42%	1.43%	5.00%	(6.71)%
Russell 2000 Index	8.01	8.05	6.12	(1.02)	(3.53)	(17.02)
Inflation + 10%	12.85	12.55	12.44	12.26	13.92	na

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund's performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit southeasternasset.com for more current performance information.

Small-Cap Fund Longleaf Partners Funds ▪ 17

Portfolio Summary

Portfolio Holdings at September 30, 2011

		Net Assets
Common Stock		98.8%
Texas Industries, Inc.	8.1	
tw telecom inc	6.7	
Fairfax Financial Holdings Limited	6.5	
Dillards, Inc.	5.8	
Service Corporation International	5.8	
The Wendy's Company	4.9	
Vail Resorts, Inc.	4.7	
Markel Corporation	4.5	
Martin Marietta Materials, Inc.	4.5	
The Madison Square Garden Company	4.5	
Willis Group Holdings Public Limited Company	4.2	
Saks Incorporated	4.2	
DineEquity, Inc.	4.1	
Quicksilver Resources Inc.	4.1	
Lamar Advertising Company	4.0	
Level(3) Communications, Inc.	3.9	
Scripps Networks Interactive, Inc.	3.8	
Everest Re Group, Ltd.	3.8	
Olympus Corporation	3.8	
The Washington Post Company	3.4	
Potlatch Corporation	3.1	
Fair Isaac Corporation	0.3	
Global Crossing Limited	0.1	
Cash Reserves		1.5
Other Assets and Liabilities, net		(0.3)
		100.0%

Portfolio Changes January 1, 2011 Through September 30, 2011

New Holdings	Quarter
Expedia, Inc.	1Q
Global Crossing Limited	2Q
Lamar Advertising Company — Class A	2Q
The Madison Square Garden Company — Class A	2Q
Quicksilver Resources Inc.	3Q
Saks Incorporated	3Q
Scripps Networks Interactive, Inc. — Class A	3Q

Eliminations	
Expedia, Inc.	3Q
Pioneer Natural Resources Company	2Q
Ruddick Corporation	3Q
Sealed Air Corporation	2Q
Worthington Industries, Inc.	2Q

18 • Quarterly Report 3Q 2011 Small-Cap Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	Net Assets
Construction Materials			
Martin Marietta Materials, Inc.	1,971,000	$ 124,606,620	4.5%
Texas Industries, Inc.(b)	7,105,000	225,512,700	8.1
		350,119,320	12.6
Diversified Consumer Services			
Service Corporation International(b)	17,451,523	159,855,951	5.8
Diversified Telecommunication Services			
Global Crossing Limited (Foreign)*	89,000	2,127,990	0.1
Level(3) Communications, Inc.*	72,882,000	108,594,180	3.9
tw telecom inc.*(b)	11,150,100	184,199,652	6.7
		294,921,822	10.7
Health Care Equipment & Supplies			
Olympus Corporation (Foreign)	3,408,000	105,183,944	3.8
Hotels, Restaurants & Leisure			
DineEquity, Inc.*(b)	2,978,100	114,627,069	4.1
Vail Resorts, Inc.(b)	3,404,000	128,637,160	4.7
The Wendy's Company(b) (Formerly Wendy's/Arby's Group, Inc.)	29,705,000	136,345,950	4.9
		379,610,179	13.7
Insurance			
Everest Re Group, Ltd. (Foreign)	1,335,000	105,972,300	3.8
Fairfax Financial Holdings Limited (Foreign)	472,784	181,276,728	6.5
Markel Corporation*	351,642	125,581,908	4.5
Willis Group Holdings Public Limited Company (Foreign)	3,398,000	116,789,260	4.2
		529,620,196	19.0
Media			
Lamar Advertising Company — Class A*	6,491,000	110,541,730	4.0
The Madison Square Garden Company — Class A*	5,405,000	123,234,000	4.5
Scripps Networks Interactive, Inc. — Class A	2,866,000	106,529,220	3.8
The Washington Post Company — Class B	289,000	94,494,330	3.4
		434,799,280	15.7
Multiline Retail			
Dillard's, Inc. — Class A(b)	3,679,180	159,970,746	5.8
Saks Incorporated*(b)	13,281,000	116,208,750	4.2
		276,179,496	10.0
Oil, Gas & Consumable Fuels			
Quicksilver Resources Inc.*(b)	14,838,952	112,479,256	4.1
Real Estate Investment Trusts			
Potlatch Corporation(b)	2,688,952	84,755,767	3.1

Small-Cap Fund

Longleaf Partners Funds ▪ 19

Common Stock

	Share Quantity	Market Value	Net Assets
Software			
Fair Isaac Corporation[b]	376,400	$ 8,216,812	0.3%
Total Common Stocks (Cost $2,832,111,580)		2,735,742,023	98.8

Short-Term Obligations

	Principal Amount		
Repurchase Agreement with State Street Bank, 0.01% due 10/3/11, Repurchase price $40,671,035 (Collateral: $35,405,000 U.S. Treasury Bonds, 1.66% — 2.66% due 11/15/20 to 2/15/36, Value $41,487,563)	40,671,000	40,671,000	1.5
Total Investments (Cost $2,872,782,580)[a]		**2,776,413,023**	**100.3**
Other Assets and Liabilities, Net		**(7,126,176)**	**(0.3)**
Net Assets		**$2,769,286,847**	**100.0%**
Net asset value per share		**$ 24.74**	

* *Non-income producing security.*

[a] *Aggregate cost for federal income tax purposes is $2,874,701,281. Net unrealized depreciation of $(96,369,557) consists of unrealized appreciation and depreciation of $414,307,946 and $(510,677,503), respectively.*

[b] *Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer during the period).*

Note: Companies designated as "Foreign" are headquartered outside the U.S. and represent 18% of net assets.

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International Fund

Longleaf Partners Funds ▪ 21

International Fund Management Discussion

Longleaf Partners International Fund declined 23.6% in the third quarter, bringing the year-to-date return to (20.7)%. The EAFE Index also posted negative returns over both periods, declining 19.0% in the quarter and 15.0% for the year. Disappointing 2011 returns have negatively impacted performance numbers for most periods, although since the Fund's inception, it has more than tripled the Index.

Cumulative Returns at September 30, 2011

	Inception	Ten Year	One Year	YTD
International Fund	**150.9%**	**37.6%**	**(14.9)%**	**(20.7)%**
MSCI EAFE Index	42.8	63.3	(9.4)	(15.0)
Inflation + 10%	365.1	223.1	13.9	na

See page 24 for additional performance information.

Most holdings fell in the quarter, as macro-driven negative sentiment led to rapid price declines across all industries without regard to underlying business strength or intrinsic value. Three holdings contributed positively, including two newly purchased in the period. Japanese discount furniture retailer Nitori appreciated 7% over the last three months and 18% since our purchase. Nitori announced strong results that beat guidance by a wide margin with sales up 11% and operating income up 20%. The company has recovered from the earthquake and tsunami in March and is on track to achieve double-digit top line growth and high teens operating margins. Even in a strained economic environment, Nitori stands to benefit as consumers trade down to lower priced furniture. In August, we purchased Hirose, a Japanese manufacturer of high end, custom electronic connectors. Hirose is among the top ten companies that control over 50% of the global connector industry. 80% of its connectors are custom designed into its customers' products. The business increased market share and maintained strong margins through the recession in 2008-09. Hirose has net cash equal to 80% of its market cap, and management has consistently repurchased discounted shares, most recently in September 2011. In late September, we bought Malaysian-based casino operator Genting, which we last purchased in the 2008 downturn and sold at full value a year ago. Mr. Market has once again provided the opportunity to partner with owner-operator KT Lim, who took advantage of the recent price decline to buy in shares. Genting's Singapore casino is growing, and the company will open its first U.S. casino in New York this year.

Brazilian exploration and production company HRT was the largest detractor for the quarter and second largest for the year after falling 55% and 58% respectively. Early in its exploratory drilling campaign, HRT has thus far announced positive results which confirm CEO Marcio Mello's geological assumption that the Solimoes Basin contains crude oil deeper underground. Talks with potential strategic investors in the Solimoes Field have accelerated. At the end of October, HRT announced that TNK-BP will acquire 45% of the Solimoes for $1 billion with additional upside. Independent consulting firm DeGolyer & MacNaughton increased its estimate of HRT's certified resource volume in Namibia where Petrobras and BP each purchased blocks adjacent to HRT's in the Orange Basin.

After significant stock declines in the third quarter, global cement producers Cemex and Lafarge were among the largest detractors from performance for the year. Cemex fell 63% and Lafarge declined 44% over the last three months. Cemex faces three primary challenges — the inability of the U.S. government to pass a long-term transportation bill covering much-needed

22 • Quarterly Report 3Q 2011 International Fund

International Fund Management Discussion

A number of our management partners have grown values by cutting costs, buying in discounted shares, selling off assets at attractive prices, and/or paying down debt.

infrastructure improvements, low housing starts in the U.S. and other developed markets, and debt-related covenants and maturities in the next three years. The first two challenges will delay cash flows but not impair either the long-term asset values of the U.S. cement facilities and aggregates that Cemex owns or the intrinsic worth of its non-U.S. markets which represent the majority of the company's value. The company's assets support its debt and remain desirable to others even in this industry depression. Management faced much more severe challenges in 2008, yet the stock has fallen to lower levels. As owner-operators management did an excellent job in the recession reducing and restructuring debt while looking out for shareholders' interests. Management is equally focused on protecting intrinsic value while managing the business and capital structure in this depressed environment. While Lafarge faces similar pressures of a slow global economic recovery, its business is less heavily weighted in the U.S., and the company has a much lower debt-to-equity ratio. Lafarge's emerging markets business is growing, but concerns over unrest in the Middle East continue to weigh on the price.

ACS remains widely hated due to its exposure to Spanish construction and its seemingly high debt level. 55% of ACS' civil works construction segment is in Spain where we expect declines of 20% in 2011 and 15% in 2012. The remaining 45% of the business, however, is in other geographies where revenues are growing in the mid-teens. The waste management and industrial services segments are growing at low single-digit rates despite the depressed market in Spain. ACS's public stakes in Hochtief (51%), Iberdrola (19%), and Abertis (10%) all trade at a significant discount to intrinsic value. Of ACS' €9.5 billion of net debt at 6/30/11, over 80% was non-recourse to the company, and the portion held against its concession assets is long-dated, fixed rate debt. ACS has sold over €2.6 billion in assets since the beginning of the summer, including €1.78 billion of renewable wind assets and, most recently, two Chilean toll roads sold at a 30% premium to our carrying value. Management has used proceeds to buy in shares materially and pay down debt since the second quarter.

We wrote in last quarter's letter about the positive outlook at Olympus with Michael Woodford as the new President and CEO. The stock rose upon his appointment, and we trimmed the position early in the third quarter. We were shocked by Woodford's dismissal in October amid his allegations about corporate governance. We take seriously his accusations and are working diligently to get a comprehensive response from the board. While the stock price is down meaningfully, none of the allegations have yet changed the value of the underlying medical business at Olympus, but they obviously have destroyed the integrity of the entire board save Mr. Woodford. We are evaluating all options and will act accordingly depending upon the board's response.

We took advantage of short-term price volatility in the quarter to purchase high quality businesses trading at a significant discount. We sold Edenred and Yum! Brands, among the strongest positive contributors this year, recognizing long-term gains of 37% and 637% respectively. We have great respect for the management teams at both companies, who have consistently built business value for shareholders. We also sold Shanda bonds and trimmed eight other holdings to fund four new positions and add to seven existing names. In addition to the new positions in Hirose and Genting discussed above, we bought Julius Baer, which declined alongside most European financials in the quarter. Julius Baer provides private banking in Switzerland with exposure to Asia through Singapore and Hong Kong. It is the most strongly capitalized bank in Europe with a 22% Tier 1 capital trust and has no direct treasury exposure to Greek, Italian, Spanish, Portuguese, or Irish sovereign credit. Chairman Raymond Baer is a significant owner, and management announced a large share buyback plan in 2011. We also purchased Ingersoll-Rand, the world's leading climate control company, which we sold in late 2009. The company is generating large free cash flow per share even in a tough environment for its segments. It is currently among the largest share repurchasers across the Longleaf Funds.

International Fund Management Discussion A number of our management partners have grown values by cutting costs, buying in discounted shares, selling off assets at attractive prices, and/ or paying down debt. Although prices have declined across the portfolio, appraisal values, which are based on conservative assumptions of low or negative nearterm growth, have been generally unaffected. A number of our management partners have grown values by cutting costs, buying in discounted shares, selling off assets at attractive prices, and/or paying down debt. The portfolio trades near a 50% P/V and includes high quality businesses. The short-term negative returns are disappointing, but we are excited by the longterm opportunities provided by the price volatility and encourage our partners to join us in adding to the Fund. International Fund Longleaf Partners Funds m 23

24 • Quarterly Report 3Q 2011 International Fund

Performance History

Comparison of Change in Value of $10,000 Investment Since Inception October 26, 1998


$50,000
40,000
30,000
20,000
10,000
0
International Fund
EAFE Index
Inflation + 10%
$46,513
$25,092
$14,284
$10,000 invested on 10/26/98
Inception
Dec 99
Dec 02
Dec 05
Dec 08
Sept 11

Average Annual Returns for the Periods Ended September 30, 2011

	Since Inception 10/26/98	Ten Year	Five Year	One Year	YTD
International Fund	7.38%	3.24%	(3.58)%	(14.87)%	(20.73)%
EAFE Index	2.80	5.03	(3.46)	(9.36)	(14.98)
Inflation + 10%	12.62	12.44	12.26	13.92	na

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund's performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. Because the EAFE was available only at month-end in 1998, we used the 10/31/98 value for performance since inception. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800)445-9469 or visit southeasternasset.com for more current performance information.

International Fund
Longleaf Partners Funds ▪ 25

Portfolio Summary

Portfolio Holdings at September 30, 2011

		Net Assets
Common Stock & Options		97.0%
ACS, Actividades de Construccion Y Servicios, S.A.	9.5	
Fairfax Financial Holdings Limited	8.2	
Ferrovial S.A.	5.7	
Carrefour S.A.	5.6	
Lafarge S.A.	5.1	
Koninklijke Philips Electronics N.V.	5.1	
Cheung Kong Holdings Limited	4.9	
Nitori Holdings Co., Ltd	4.6	
Seven Bank, Ltd.	4.5	
Ingersoll-Rand plc	4.3	
IronCo LLC	4.1	
Willis Group Holdings Public Limited Company	4.0	
NKSJ Holdings, Inc.	3.9	
HRT Participacoes em Petroleo S.A.	3.7	
Olympus Corporation	3.5	
C&C Group plc	3.4	
Accor S.A.	3.1	
Hochtief AG	2.9	
Cemex S.A.B. de C.V. ADS	2.7	
Julius Baer Group Ltd	2.7	
Vodafone Group plc ADR	2.5	
Hirose Electric Co., Ltd.	1.3	
Genting Berhad	1.2	
Colgate — Palmolive Company (Net Options)	0.7	
Dell Inc. (Net Options)	(0.2)	
Cash Reserves		3.8
Other Assets and Liabilities, net		(0.8)
		100.0%

Portfolio Changes January 1, 2011 Through September 30, 2011

New Holdings	Quarter
Colgate — Palmolive Company Options	1Q
Ferrovial S.A.	1Q
Genting Berhad	3Q
Hirose Electric Co., Ltd.	3Q
Ingersoll-Rand plc	3Q
IronCo LLC	2Q
Julius Baer Group Ltd	3Q
Koninklijke Philips Electronics N.V.	2Q
Lafarge S.A.	2Q
Nitori Holdings Co., Ltd	1Q
Shanda Interactive Entertainment Limited, 2% Convertible Senior Notes due 9-15-11	1Q

Eliminations	
Diageo plc	2Q
Edenred S.A.	3Q
Japan Petroleum Exploration Co., Ltd.	1Q
Shanda Interactive Entertainment Limited ADR	1Q
Shanda Interactive Entertainment Limited, 2% Convertible Senior Notes due 9-15-11	3Q
Vodafone Group plc	3Q
Yum! Brands, Inc.	3Q

26 ▪ Quarterly Report 3Q 2011 International Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	Net Assets
Beverages			
C&C Group plc (Ireland)	15,160,272	$ 57,116,941	3.4%
Capital Markets			
Julius Baer Group Ltd (Switzerland)	1,326,381	44,325,225	2.7
Commercial Banks			
Seven Bank, Ltd. (Japan)	38,602	75,342,356	4.5
Construction & Engineering			
ACS, Actividades de Construccion Y Servicios, S.A. (Spain)	4,500,932	158,614,747	9.5
Ferrovial S.A. (Spain)(d)	8,323,428	94,884,704	5.7
Hochtief AG (Germany)	783,500	48,937,873	2.9
		302,437,324	18.1
Construction Materials			
Cemex S.A.B. de C.V. ADS* (Mexico)(d)	14,264,200	45,074,872	2.7
Lafarge S.A. (France)	2,482,662	85,326,516	5.1
		130,401,388	7.8
Electronic Equipment, Instruments & Components			
Hirose Electric Co., Ltd. (Japan)(d)	240,234	22,332,914	1.3
Food & Staples Retailing			
Carrefour S.A. (France)	4,113,000	93,660,946	5.6
Health Care Equipment & Supplies			
Olympus Corporation (Japan)(d)	1,919,900	59,255,474	3.5
Hotels, Restaurants & Leisure			
Accor S.A. (France)	1,982,228	52,782,843	3.1
Genting Berhad (Malaysia)	7,043,000	19,918,740	1.2
		72,701,583	4.3
Industrial Conglomerates			
Koninklijke Philips Electronics N.V. (Netherlands)(d)	4,713,000	84,560,234	5.1
Insurance			
Fairfax Financial Holdings Limited (Canada)	360,000	138,032,637	8.2
NKSJ Holdings, Inc. (Japan)	2,976,800	66,083,079	3.9
Willis Group Holdings Public Limited Company (Ireland)(d)	1,925,000	66,162,250	4.0
		270,277,966	16.1
Machinery			
Ingersoll-Rand plc (Ireland)	2,568,711	72,155,092	4.3
Metals & Mining			
IronCo LLC* (Brazil)(b)(c)	91,000	68,647,467	4.1
Oil, Gas & Consumable Fuels			
HRT Participacoes em Petroleo S.A.* (Brazil)	153,311	61,967,731	3.7
Real Estate Management & Development			
Cheung Kong Holdings Limited (Hong Kong)	7,637,000	82,789,865	4.9

International Fund
Longleaf Partners Funds ▪ 27

Common Stock

	Share Quantity	Market Value	Net Assets
Specialty Retail			
Nitori Holdings Co., Ltd. (Japan)[d]	772,800	$ 77,789,607	4.6%
Wireless Telecommunication Services			
Vodafone Group plc ADR (United Kingdom)	1,645,235	42,200,278	2.5
Total Common Stocks (Cost $1,856,446,078)		1,617,962,391	96.5

Options Purchased[e]

	Share Equivalents		
Computers & Peripherals			
Dell Inc. Call, 8/15/16, with Bank of America Merrill Lynch Strike Price $15.50 (United States)	6,476,800	29,205,187	1.7
Household Products			
Colgate-Palmolive Company Call, 1/29/16, with J.P. Morgan, Strike Price $80 (United States)	1,200,000	20,076,000	1.2
Total Options Purchased (Cost $49,767,969)		49,281,187	2.9

Short-Term Obligations

	Principal Amount		
Repurchase Agreement with State Street Bank, 0.01% due 10/3/11, Repurchase price $64,316,054 (Collateral: $49,475,000 U.S. Treasury Bonds, 2.72% – 2.74% due 2/15/40 to 11/15/40, Value $65,606,997)	64,316,000	64,316,000	3.8
Total Investments (Cost $1,970,530,047)[a]		**1,731,559,578**	**103.2**
Other Assets and Liabilities, Net		**(54,260,942)**	**(3.2)**
Net Assets		**$1,677,298,636**	**100.0%**
Net asset value per share		**$ 12.16**	

* *Non-income producing security.*

(a) *Aggregate cost for federal income tax purposes is $2,026,344,908. Net unrealized depreciation of $(238,970,469) consists of unrealized appreciation and depreciation of $185,139,849 and $(424,110,318), respectively.*

(b) *Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer during the period).*

(c) *Illiquid. Board valued.*

(d) *A portion designated as collateral for forward and option contracts.*

(e) *See next page for Options Written.*

Note: Country listed in parenthesis after each company indicates location of headquarters.

28 • Quarterly Report 3Q 2011 International Fund

Options Written

	Share Equivalents	Market Value[a]	Unrealized Gain (Loss)	Net Assets
Computers and Peripherals				
Dell Inc. Put, 8/15/16, with Bank of America Merrill Lynch Strike Price $15.50 (United States)	(6,476,800)	$(32,148,244)	$(3,132,180)	(1.9)%
Household Products				
Colgate-Palmolive Company Put, 1/29/16, with J.P. Morgan, Strike Price $65 (United States)	(1,200,000)	(8,244,000)	2,009,349	(0.5)

[a] *Included in Other Assets and Liabilities, net in the Portfolio of Investments.*

International Fund
Longleaf Partners Funds ▪ 29

Country Weightings

	Equity, Bonds, & Net Options	Net Assets
Japan	18.5%	17.8%
Spain	15.6	15.2
France	14.3	13.8
Ireland	12.0	11.7
Canada	8.5	8.2
Brazil	8.0	7.8
Netherlands	5.2	5.1
Hong Kong	5.1	4.9
Germany	3.0	2.9
Mexico	2.8	2.7
Switzerland	2.7	2.7
United Kingdom	2.6	2.5
Malaysia	1.2	1.2
US	0.5	0.5
	100.0%	97.0
Cash, other assets and liabilities, net		3.0
		100.0%

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Fund Information The following additional information may be obtained for free by calling (800)445-9469, Option 1, or visiting southeasternasset.com, or on the SEC’s website at sec.gov. Proxy Voting Policies and Procedures A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI). Proxy Voting Record Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX. Quarterly Portfolio Holdings Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Please call (800) SEC-0330 for information on the operation of the Public Reference Room. In addition to Form N-Q, Longleaf publishes reports for each calendar quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively. Fund Trustees Additional information about Fund Trustees is included in the Statement of Additional Information (SAI). Longleaf Partners Funds m 31

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Longleaf Partners Funds ▪ 33

Service Directory

Call (800)445-9469

Fund Information ▪ Option 1
To request a printed Prospectus, Summary Prospectus (southeasternasset.com/misc/prospectus.cfm), Statement of Additional Information (including Longleaf's Proxy Voting Policies and Procedures), financial report, application or other Fund information from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday.

Daily Fund Prices ▪ Option 2
For automated reporting 24 hours a day, seven days a week.

Account Information ▪ Option 3
For account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

Shareholder Inquiries ▪ Option 0
To request action on your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.

Correspondence

By regular mail:
Longleaf Partners Funds
P.O. Box 9694
Providence, RI 02940-9694

By express mail or overnight courier:
Longleaf Partners Funds
c/o BNY Mellon
4400 Computer Drive
Westborough, MA 01581
(800)445-9469

Published Daily Price Quotations

Below are the common references for searching printed or electronic media to find daily NAVs of the Funds.

Abbreviation	Symbol	Cusip	Transfer Agent Fund Number	Status to New Investors
Partners	LLPFX	543069108	133	Open
Sm-Cap	LLSCX	543069207	134	Closed 7/31/97
Intl	LLINX	543069405	136	Open

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FSC
www.fsc.org
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Paper from responsible sources
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Governing Principles

We will treat your investment as if it were our own.

We will remain significant investors in Longleaf Partners Funds.

We will invest for the long term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

We will choose each equity investment based on its discount from our appraisal of its corporate intrinsic value, its financial strength, its management, its competitive position, and our assessment of its future earnings potential.

We will focus our assets in our best ideas.

We will not impose loads or 12b-1 charges on mutual fund shareholders.

We will consider closing to new investors if closing would benefit existing clients.

We will discourage short-term speculators and market timers.

We will continue our efforts to enhance shareholder services.

We will communicate with our investment partners as candidly as possible.

Southeastern Asset Management, Inc.® | *Advisor to Longleaf Partners Funds*